CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2009
Earnings from continuing operations	$43,552		$88,776		$111,801
Income taxes	1,316		14,033		14,854
Earnings from continuing operations before income taxes	$44,868		$102,809		$126,655
Fixed charges:
Interest, long-term debt	$15,713		$49,122		$64,751
Interest, other (including interest on short-term debt)	3,918		8,708		13,518
Amortization of debt expense, premium, net	537		1,613		2,138
Portion of rentals representative of an interest factor	134		383		528
Interest, capitalized lease	515		1,452		1,452
Total fixed charges	$20,817		$61,278		$82,387
Earnings from continuing operations before income taxes	$44,868		$102,809		$126,655
Plus: total fixed charges from above	20,817		61,278		82,387
Earnings from continuing operations before income taxes and fixed charges	$65,685		$164,087		$209,042
Ratio of earnings to fixed charges	3.16	X	2.68	X	2.54	X